

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Lanny Baker
Chief Financial Officer
Etsy, Inc.
117 Adams Street
Brooklyn, NY 11201

     **Re:  Etsy, Inc.**
         **Form 10-K for Fiscal Year Ended December 31, 2024**
         **Filed February 19, 2025**

Dear Lanny Baker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Trade & Services